October 3, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Attn: Christina DiAngelo Fettig

RE:

Nile Capital Investment Trust 333-164528; 811-22384

Dear Ms. DiAngelo Fettig:

On behalf of the Registrant, this letter responds to the comments you provided by telephone to Joshua Hinderliter on August 29, 2017 with respect to the above-referenced Trust and its series, Nile Africa, Frontier and Emerging Fund (the “Fund”) and its March 31, 2017 Annual Report.  Your comments are set forth below, and each is followed by the Registrant’s response which the registrant has authorized Thompson Hine LLP to provide.

Comment 1.

Please confirm that the Registrant is in compliance with the Internal Revenue Service’s diversification rules.

Response.

The Registrant so confirms.

Comment 2.

Given the high level of assets that the Fund has had in South African securities, please add specific risk disclosure related to that country.

Response.

The Registrant will add the requested risk disclosure as soon as practical.

Comment 3.

Please consider revising the Fund’s principal investment strategy to remove reference to investment in fixed income securities as the Fund’s historic holdings show that it has consistently invested in common stock.

Response.

The Registrant will revise the Fund’s prospectus to reflect the requested change as soon as practical.

Comment 4.

Given that approximately 6.6% of the Fund’s holdings are in securities from “frontier countries” as the term is defined in the Fund’s prospectus, please explain how such a low percentage of holdings by the Fund in frontier country securities is consistent with Rule 35d-1.

Response.

The Registrant believes that the Fund’s name, in totality, as described in Fund’s prospectus adequately complies with Rule 35d-1. Specifically, the Fund’s principal investment strategy states, “[u]nder normal market conditions, the Fund invests at least 80% of its assets (defined as net assets plus any borrowing for investment purposes) in African, Frontier or Emerging market companies….”

Comment 5.

Please ensure that the recapture period language within the expense limitation agreement between the Fund and its adviser matches the disclosure contained in the Fund’s prospectus.

Response.

The Registrant will revise that the recapture language within the expense limitation agreement to match the prospectus disclosure during the next renewal of the expense limitation agreement.

Comment 6.

Please ensure that future annual shareholder reports for the Fund include the required disclosure following the performance chart, “that past performance does not predict future performance and that the graph and table do not reflect the deduction of taxes that a shareholder would pay on fund distributions or the redemption of fund shares” as required by Item 27(b)(7)(ii)(B) of Form N-1A.

Response.

The Registrant will ensure that such future filings contain the required disclosure.

Comment 7.

Please confirm that, as required by Regulation S-X, Rule 6-04, there were no outstanding payables owed to the Fund’s Trustees during its last fiscal year. Additionally, please ensure that such payables are listed as a separate line item, as required by the Rule, if they are owed to the Fund’s Trustees during its current fiscal year.

Response.

The Registrant confirms that there were no outstanding payables owed to the Trustees during its past fiscal year. The Registrant further confirms that it comply with the Rule 6-04 if such payables are owed for the Fund’s current fiscal year.

Comment 8.

Within the Fund’s financial statements presented in its last annual shareholder report, please explain why the amount of accrued audit fees is greater than the total amount of audit fees paid for the fiscal year.

Response.

The accrual was established at the beginning of the 2017 fiscal year and the discrepancy between the two figures is the result of lower than expected audit fees. The Registrant believes the amount is de mimsis.

Comment 9.

In the Fund’s financial highlights, please add a footnote to the section for its Class A shares, which states that sales loads are not included in the total return calculation per Item 13, Instruction 3(b) of Form N-1A.

Response.

The Registrant will include such a footnote in future filings.

Comment 10.

Please ensure that the Registrant’s code of ethics is filed with a subsequent N-CSR filing.

Response.

The Registrant will file its code of ethics along with the Fund’s next semi-annual report filing.

If you have any questions or additional comments, please call Joshua Hinderliter at (614) 469-3345.

Very truly yours,

/s/ Joshua Hinderliter

Joshua Hinderliter